Exhibit 1

August 25, 2004

Revised September 2, 2004, as below

Mr. Francis I. Perier, Jr.
3 Plymouth Road
Summit, New Jersey 07901

Dear Frank:

We are delighted to extend our offer of employment to you for the position of Senior Vice President, Finance & Chief Financial Officer at an annual salary of $475,000 (Base Salary), and paid semi-monthly. In this position, located at our New York City Corporate Headquarters, you will report to Kenneth E. Goodman, President & Chief Operating Officer. You will be eligible to receive an annual bonus (with a target of 40%; standard executive bonus range is zero to 50%) based upon Company and your individual (Bonus) performance. This Bonus will be prorated to 10% for calendar year 2004, with a guaranteed minimum of $47,500, provided you are (1) employed by Forest for a minimum of three months during the 2004 calendar year, or (2) if your employment with Forest is terminated prior to December 31, 2004 by Forest without "Cause" or by you for "Good Reason" (as those two terms are defined in Sections 5(b) and 5(c) of that certain Change of Control Agreement which is attached hereto and incorporated herein. Typically, this payment is made with the final calendar year payroll, on or about December 31st. You will be eligible for consideration for a merit increase and performance bonus for the 2005 calendar year, and each subsequent year of your employment, and paid in December, following your performance review in December of that, and each subsequent calendar year. You will also receive a one-time cash sign-on bonus of $75,000 payable following (1) 30 days of employment or (2) promptly upon termination of your employment prior to such 30th day, either by Forest without "Cause" or by you for "Good Reason".

You will be granted a stock option of 100,000 shares of Forest Laboratories, Inc. stock at the time of your employment. These stock options have a 10-year expiry. The vesting schedule is as follows:

            15% after the first grant year (15% total)
            another 15% at the end of the second grant year (30% total)
            another 15% at the end of the third grant year (45% total)
            another 15% at the end of the fourth grant year (60% total), and after the fifth grant year the remaining 40% (100% total)

Perier, Francis I.

Letter of Employment

In the past, stock option grants for senior executives have been awarded annually in December as part of the compensation cycle. Therefore, it would not be unreasonable to forecast additional stock option awards for your service beginning in December 2005, and thereafter. A target amount for said additional grant might be in the area of 50,000 options, subject to executive review and Board of Director's approval. All stock option awards will be exercisable, for active employees, based upon the terms and conditions of the stock option agreement as provided to you by the Company.

During the term of your employment, you shall be entitled to such benefits and perquisites as are generally made available to senior executive officers of Forest. By way of illustration and not limitation of the preceding sentence, Forest shall provide you with the following benefits. You and your dependents will be eligible for participation in Forest Laboratories Medical and Dental plans (Indemnity/PPO) commencing on the first day of your employment, and Forest will waive all exclusions on coverage under those plans based upon pre-existing conditions. You will also be eligible to participate in our Flexible Spending Accounts (Medical/Dependent), Life, Profit Sharing, 401K Savings, Deferred Compensation, and Long Term Disability plans in accordance with the standard eligibility requirements as defined in the respective plans. You will also receive four (4) weeks paid vacation in accordance with Company Policy, beginning in calendar year 2005. As we recognize the importance of personal time, we will also provide you with the flexibility to take between three and five (3-5) days paid leave for a pre-established commitment in November, and a couple of days around the Holidays in December 2004.

Accompanying this position will be a company car. Forest will either lease or purchase a vehicle of your choosing for your use with a value not to exceed $50,000. This company vehicle will require only minimal tax liability resulting from your personal use. Following your employment, we will make the appropriate arrangements with you. Forest will reimburse you for all reasonable, ordinary and necessary expenses incurred by you in the performance of your duties, provided you account to Forest for such expenses in the manner prescribed by Forest.

Pursuant to this agreement, Forest will provide you with a three (3) year employment guarantee as of your start date, limited to severance and certain benefits in the event of a termination of your employment by Forest without Cause or your termination of employment for Good Reason. In such event, this severance agreement will provide you with semi-monthly Base salary payments for a period of either the balance of the three year contract, or for one year, which ever is greater, plus one Bonus payment (the higher of the last actual Bonus payout, or 40% of salary target). In the event that the employment agreement is activated, you agree, subject to your availability, to be reasonably available to management for consultations from time to time during the period salary continuation, it being understood that you shall not be required to perform such consultation for any specified minimum number of hours. Further, Forest shall continue health care coverage (medical and dental) for

Perier, Francis I.

Letter of Employment

yourself and any eligible family members for the period concurrent with salary continuation, or until other coverage is obtained by you, which ever is earlier. Such coverage shall be on the same terms and conditions and at the same cost as for active senior executive officers of Forest. During any period of the employment agreement there shall not be any accelerated vesting of stock options. However, any stock options previously awarded to you shall continue to vest until the expiration of the three year employment agreement.

Finally, as Senior Vice President, Finance and Chief Financial Officer, you will be eligible to participate in Forest Laboratories, Inc.'s Change in Control Agreement in the form attached hereto and incorporated herein. This agreement provides for a three-year salary protection in the event of a hostile takeover of the company. Human Resources will review this agreement following your joining Forest.

Frank, all who met with you believe that you will be an excellent addition to Forest and we look forward to your favorable response. Please sign your acceptance of this Offer of Employment and return it to me no later than Tuesday, September 6, 2004. Our offer of employment is contingent upon the satisfactory completion of references and a drug screen.

We are projecting a start date for your employment as being on, or before October 1, 2004. As required by the U.S. Department of Labor and pursuant to the Immigration and Nationality Act, our company is required to verify the identity and employment authorization of all new hires. In order to comply with this legal obligation, we must complete an Employment Eligibility Verification Form (I-9) within three (3) days of your hire. We have enclosed a list of forms needed to comply with the requirement (Form I-9) for your review. Please note that you will need to provide on the first day of your employment either (i) one document from "list A" or (ii) one document from "list B" and one document from List "C" of the form (see the enclosed I-9 list). If you anticipate having difficulty completing the Form I-9 or producing the required documents, please contact me as soon as possible.

If you have any questions, please contact me at (212) 224-6743.

Sincerely,

/s/Bernard J. McGovern

Bernard J. McGovern

Vice President, Human Resources

AGREED & ACCEPTED BY:

   /s/ Francis I. Perier                                               9/6/04

(Name)                                                                                           (Date)

attachment I-9; Change in Control

cc: K. Goodman